UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended: December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission File No. 1-6187

Albertsons Savings and Retirement Estates

(Full Title of the Plan)

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

REQUIRED INFORMATION

Page No.
Items 1 through 3 Financial Statements and Schedules

(a) Financial Statements	1
(b) Supplemental Schedules	10

Signatures	11

Exhibits

23 Independent Auditors’ Consent	12

Albertsons Savings and Retirement Estates

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Suite 1700
101 South Capitol Boulevard
Boise, ID 83702-7717
USA

Tel: +1 208 342 9361
Fax: +1 208 342 2199
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Albertsons Savings and Retirement Estates

Boise, Idaho

We have audited the accompanying financial statements of the Albertsons Savings and Retirement Estates (the “Plan”) as of December 31, 2005 and 2004, as listed in the table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 27, 2006

Member of
Deloitte Touche Tohmatsu

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS (Notes 3 and 4)	$4,941,564,677	$4,863,797,145

RECEIVABLES:
Employer contribution receivable	108,454,706	112,441,490
Participant contribution receivable	281	2,832

Total receivables	108,454,987	112,444,322

NET ASSETS AVAILABLE FOR BENEFITS	$5,050,019,664	$4,976,241,467

See notes to financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Allocated Master Trust investment income (Note 3)	$280,273,954	$414,464,413
Interest on loans to participants	5,832,612	5,826,014

Net investment income	286,106,566	420,290,427

Contributions:
Participants contributions	127,313,269	134,368,937
Employer contributions	113,807,145	119,089,393

Total contributions	241,120,414	253,458,330

Total additions	527,226,980	673,748,757
BENEFITS PAID TO PARTICIPANTS	(453,448,783)	(355,209,284)

TRANSFERS FROM OTHER PLANS (NOTE 7)		19,637,634

INCREASE IN NET ASSETS	73,778,197	338,177,107

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,976,241,467	4,638,064,360

End of year	$5,050,019,664	$4,976,241,467

See notes to financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following brief description of Albertsons Savings and Retirement Estates, formerly the American Stores Retirement Estates, (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985, for the benefit of certain associates of American Stores Company and its subsidiaries. Effective June 23, 1999, American Stores Company merged with Albertson’s, Inc. (the “Company”). The Plan was amended and restated on September 26, 1999, as a result of the Company’s adoption and assumption of the Plan. The name of the Plan was changed and eligibility expanded to include certain employees of the Company and its subsidiaries. Also, certain Plan design modifications were made including expanding the investment options, increasing the before-tax deferral maximum rate allowed, changing the default fund for participants who do not select investment options, changing the eligibility requirements and modifying the hardship withdrawal process. The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility—An associate of the Company shall become an eligible participant in the Plan as of the date the associate completes one year of service during which he or she works 1,000 hours. Associates represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Contributions—Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company’s Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants in two parts. The Company match portion is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits up to 6% of compensation. The Company contribution on pay is allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are in some cases offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant’s compensation in excess of $205,000 for 2004 and $210,000 for 2005 is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Investment Manager and Custodian—All of the Plan’s assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Company’s Benefit Plans Committee. The Plan has also entered into a recordkeeping contract with Fidelity Institutional Retirement Services Company.

Participant Accounts—Participants may apportion their deposits between more than one investment fund option. Each participant’s share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix, except a participant may make a separate investment election for the Company contribution on pay. Participants not making personal deposits may specify investment elections for the Company contribution. If a specification is not made, the Company contribution will be invested in the Plan default funds consisting of the Fidelity Freedom Fund Default service. Contributions for these participants are automatically invested in an appropriate Freedom Fund based on the participant’s age. The Freedom Fund Default service offers a way for the Plan to invest undirected contributions into a diversified option targeted to each participant’s investment time frame. These “Life Cycle” funds are designed to be single-choice options that seek to provide a diversified portfolio. Each is a “fund of funds,” which invests in multiple Fidelity mutual funds to achieve the diversification objective appropriate for the anticipated retirement date.

Vesting—Company contributions, made on behalf of participants that are not based upon deposits made by such participants, vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service. Personal deposits of participants and Company contribution allocations based upon personal deposits of participants vest immediately.

Loans to Participants—Under certain circumstances, participants may borrow against their vested account balances. Loans are limited to 50% of the participant’s vested account balance, with a maximum outstanding loan balance of $50,000. All loans must be repaid within five years, except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the current market rates. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon separation from service, participants can elect to withdraw vested balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan, which are attributable to the former American Stores Company Retirement Plan, may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Employees who reach age 59-1/2 may withdraw any portion of their account.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $5,583,583 and $7,200,823, respectively. During the years ended December 31, 2005 and 2004, forfeited amounts of $5,584,054 and $7,200,823, respectively, were used to reduce employer contributions and employer contribution receivable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments in the Master Trust (see Note 3) are stated at fair value. The majority of investment values are ascertained from national security exchanges. All government, equity securities and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans to participants are stated at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

Investment and Management Fees—Usual and customary investment manager fees and trustee fees are paid from the Master Trust.

3.	MASTER TRUST INVESTMENTS

The assets held in the Master Trust are commingled with assets of other benefit plans sponsored by the Company. The Company’s benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned. At December 31, 2005 and 2004, the Plan’s allocation and ownership consisted of approximately 96% and 97% of the net assets of the Master Trust.

The following table presents the fair values of investments for the Master Trust as of December 31, 2005 and 2004:

	2005	2004
Investments at fair value:
Common and preferred stock	$1,570,828,980	$1,650,762,165
Mutual funds/pooled separate accounts	2,488,286,480	2,352,437,885
Corporate bonds and debentures	149,308,728	168,608,282
U.S. government securities	473,725,298	449,926,240
Commercial paper and short-term investments	128,320,671	77,394,095
Foreign obligations	120,619,859	141,263,790
Real estate	128,553	9,222
Other (municipal bonds, futures, options)	20,516,529	19,843,984

Total	$4,951,735,098	$4,860,245,663

Investment income for the Master Trust is as follows for the year ended December 31, 2005 and 2004:

	2005	2004
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$71,962,526	$152,561,856
Mutual funds/pooled separate accounts	174,373,004	202,750,731
Corporate bonds and debentures	(3,426,803)	3,872,140
U.S. government securities	(8,836,775)	304,053
Commercial paper and short-term investments	(2,684,371)	(778,676)
Foreign obligations	(1,097,659)	10,053,387
Real estate		(3,862)
Other (municipal bonds, futures, options)	837,980	(238,394)

	231,127,902	368,521,235
Dividends	32,669,250	33,182,982
Interest	42,434,426	39,988,032

	306,231,578	441,692,249
Investment and management fees	(15,625,481)	(17,029,947)

Net appreciation	$290,606,097	$424,662,302

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager’s usage of such derivative financial instruments is limited by the Plan’s contractual investment guidelines, which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value and are included in investments in the statements of net assets available for benefits, which represent the amounts that the Plan would be required to pay at December 31 to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the statements of net assets available for benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 2005 and 2004, the Master Trust did not have any open foreign exchange forward contracts.

4.	INVESTMENTS

The fair market value of investments that exceed 5% of net assets available for benefits are as follows as of December 31, 2005 and 2004:

	2005	2004
Investment in Master Trust	$4,776,902,358	$4,705,379,110

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 27, 2004 that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	TRANSFERS

Effective December 30, 2004, the Albertsons Employee’s Tax Deferred Savings Plan merged with the Plan. After appropriate member notification, participant balances in the amount of $15,777,137 were transferred to similar, or in many cases the same, investment options available in the ASRE plan. The transferred members participate in ASRE on the same basis as they did in the Plan, on a deferral only basis receiving no company contributions, in accordance with the terms of collective bargaining agreements covering these participants.

Effective December 1, 2004, the Sav-On Pharmacists 401(k) Plan was merged with the Plan. After appropriate member notification, participant balances in the amount of $3,860,497 were transferred to similar investment options available in the ASRE plan.

8.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust. Fidelity Management Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Master Trust held 10,442,517 and 11,776,922 shares, respectively, of common stock of Albertson’s, Inc., the sponsoring employer, with a cost basis of $275,412,178 and $321,501,479, and a fair value of $222,947,731 and $281,232,894, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $8,865,515 and $9,050,124, respectively. At December 31, 2005 and 2004, the Plan’s allocation and ownership of Albertson’s, Inc. common stock in the Master Trust was 100%.

9.	SUBSEQUENT EVENTS

On June 2, 2006, the sale of the plan sponsor, Albertson’s, Inc., was completed. Albertson’s, Inc. was sold to a consortium of buyers including SUPERVALU INC., CVS Corporation, and an investor group led by Cerberus Capital Management, L.P. (the “Cerberus Group”). As a result of that sale, the new plan sponsor is SUPERVALU INC.

At the point of the sale, the Cerberus Group, operating as Albertson’s LLC, adopted a new qualified 401(k) plan substantially similar to the Plan covering over 29,000 participants formerly covered by the Plan. SUPERVALU has entered into a transfer agreement with Albertson’s, LLC to eventually transfer balances for these participants amounting to approximately $375,000,000 to the new Albertson’s, LLC 401(k) plan.

Following the sale, 13,000 participants of the Plan, primarily representing employees associated with the standalone drugstore began participating in plans offered by CVS Corporation. No transfer agreement is in place to transfer balances to CVS. Rather, participants may request rollovers from the Plan based on their own timing.

Prior to the close of the sale, the merger of the Shaw’s 401(k) plan with the Plan was announced, effective September 30, 2006. Approximately 25,000 participants and $600,000,000 in balances from the Shaw’s 401(k) plan are expected to be merged with the Plan on that date.

* * * * * *

SUPPLEMENTAL SCHEDULE

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
* Fidelity Management Trust Company	Investment in the Master Trust		$4,776,902,358
* Fidelity Management Trust Company	Loans to Participants (maturing 2006 to 2015 at interest rates of 2.75% to 8.5%)		164,662,319

			$4,941,564,677

*	Denotes permitted party-in-interest.
**	Cost of asset information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES
(Name of Plan)

Date: June 29, 2006	/s/ David E. Pylipow
David E. Pylipow
Executive Vice President, Human Resources